Filed pursuant to Rule 433 Registration Statement No. 333-158199-10 FINANCIAL PRODUCTS FACT SHEET (T31)

Offering Period: March 11, 2011 – March 22, 2011
6-Year Cert PLUS Securities Linked to the EURO STOXX 50® Index

Return Profile

  6-year Cert PLUS Securities linked to the performance of the EURO STOXX 50® Index.

  If the Final Level is less than the Initial Level and a Knock-In Event has not occurred, investors will be entitled to receive the Contingent Minimum Return, which is expected to [18% - 22%] (to be determined on the Trade Date), subject to the credit of the Issuer.

  If the Final Level is less than the Initial Level and a Knock-In Event occurs, the Underlying Return will be negative and investors will receive less than their principal amount of the securities at maturity and could lose their entire investment.

Terms & Knock-In Event

Issuer:	Credit Suisse AG (“Credit Suisse”), acting through its Nassau Branch.
Trade Date:	Expected to be March 23, 2011.
Settlement Date:	Expected to be March 28, 2011.
Underlying:	EURO STOXX 50® Index
Upside Participation Rate:	Expected to be 145% (to be determined on the Trade Date).
Contingent Minimum Return:	Expected to be [18% – 22%] (to be determined on the Trade Date).
Redemption Amount:	An amount in cash equal to the principal amount of the securities held multiplied by the sum of 1 plus the Underlying Return.
Underlying Return:	The Underlying Return is expressed as a percentage and is calculated as follows:
• If the Final Level is equal to or greater than the Initial Level, and (i) if a Knock-In Event occurs, the Underlying Return will equal: Upside Participation Rate x (Final Level – Initial Level/Initial Level); (b) if a Knock-In Event does not occur, the Underlying Return will equal the greater of (a) the Contingent Minimum Return and (ii) an amount calculated as follows: Upside Participation Rate x (Final Level – Initial Level/Initial Level).
• If the Final Level is less than the Initial Level, and (i) if a Knock-In Event occurs, the Underlying Return will equal: (Final Level – Initial Level/Initial Level); (ii) if a Knock-In Event has not occurred, the Underlying Return will equal the Contingent Minimum Return.
Knock-In Level:	Expected to be 30% of the Initial Level (to be determined on the Trade Date).
Knock-In Event:	A Knock-In Event occurs if on any trading day during the Observation Period the closing level of the Underlying is less than or equal to the Knock-In Level.
Observation Period:	The period from but excluding the Trade Date to and including the Valuation Date.
Initial Level:	The closing level of the Underlying on the Trade Date.
Final Level:	The closing level of the Underlying on the Valuation Date.
Valuation Date:	March 23, 2017
Maturity Date:	March 28, 2017
CUSIP:	22546E2S2

Benefits

  Offers uncapped, leveraged participation in the appreciation of the Underlying, subject to Early Redemption.

  Reduced downside risk due to a 70% contingent buffer.

Hypothetical Returns at Maturity
Percentage Change in Underlying	Redemption Amount (Knock In Event Does Not Occur)1)(2)(3)	Redemption Amount (Knock-In Event Occurs)(1)(2)(3)
50%	$1,725	$1,725
40%	$1,580	$1,580
30%	$1,435	$1,435
20%	$1,290	$1,290
10%	$1,200	$1,145
0%	$1,200	$1,000
-10%	$1,200	$900
-20%	$1,200	$800
-30%	$1,200	$700
-40%	$1,200	$600
-50%	$1,200	$500

(1)	Assumes an Upside Participation Rate of 145% (to be determined on the Trade Date).
(2)	Assumes a Contingent Minimum Return of 20% (the midpoint of the Contingent Minimum Return) (to be determined on the Trade Date).
(3)	The hypothetical Redemption Amounts set forth above are for illustrative purposes only and may not be the actual returns applicable to the investor. The numbers appearing in the table have been rounded for ease of analysis.

Product Risks

  Investment may result in a loss of up to 100% of principal of securities.

  The securities do not pay interest.

  The securities and the payment of any amount due on the securities are subject to the credit risk of Credit Suisse.

  The return on the securities is affected by the Knock-In Level and the occurrence of a Knock-In Event.

  The Redemption Amount will be less than the principal amount if a Knock-In Event occurs and the Final Level is less than the Initial Level, in such case, the return will be based on the percentage change in the Underlying.

(See “Additional Risk Considerations” below)

Product Summary
Horizon (years)	6-year
Principal Repayment	Principal at Risk
Investment Objective	Appreciation
Market Outlook	Bullish

FINANCIAL PRODUCTS FACT SHEET

Offering Period: March 11, 2011 – March 22, 2011
6-year Cert PLUS Securities Linked to the EURO STOXX 50® Index

Additional Risk Considerations

  Prior to maturity, costs such as concessions and hedging may affect the value of the securities
  Liquidity – The securities will not be listed on any securities exchange. Credit Suisse (or its affiliates) intends to offer to purchase the securities in the secondary market but is not required to do so. Many factors, most of which are beyond the control of the Issuer, will influence the value of the securities and the price at which the securities may be purchased or sold in the secondary market. For example, the creditworthiness of the Issuer, including actual or anticipated downgrades to the Issuer’s credit ratings, may be a contributing factor.
  Potential Conflicts – We and our affiliates play a variety of roles in connection with the issuance of the securities including acting as calculation agent and hedging our obligations under the securities. The agent for this offering, Credit Suisse Securities (USA) LLC (“CSSU”), is our affiliate. In accordance with FINRA Rule 5121, CSSU may not make sales in this offering to any discretionary account without prior written approval of the customer.
  As a holder of the securities, you will not have voting rights or rights to receive cash dividends or other distributions with respect to the equity securities comprising the Underlying.

  The risks set forth in the section entitled “Product Risks” on the preceding page and this section “Additional Risk Considerations” are only intended as summaries of some of the risks relating to an investment in the securities. Prior to investing in the securities, you should, in particular, review the “Product Risks” and “Additional Risk Considerations” sections herein, the “Selected Risk Considerations” section in the pricing supplement, and the “Risk Factors” section of the product supplement, which set forth risks related to an investment in the securities.

Disclaimer

IRS Circular 230 Disclosure: Credit Suisse and its affiliates do not provide tax advice. Accordingly, any discussion of U.S. tax matters contained herein (including any attachments) is not intended or written to be used and cannot be used, in connection with the promotion, marketing or recommendation by anyone unaffiliated with Credit Suisse of any of the matters address herein or for the purpose of avoiding U.S. tax-related penalties.

Investment suitability must be determined individually for each investor, and the financial instruments described herein may not be suitable for all investors. The products described herein should generally be held to maturity as early sales could result in lower than anticipated returns. This information is not intended to provide and should not be relied upon as providing accounting, legal, regulatory or tax advice. Investors should consult with their own advisors as to these matters.

This material is not a product of Credit Suisse Research Departments. Financial Products may involve a high degree of risk, and may be appropriate investments only for sophisticated investors who are capable of understanding and assuming the risks involved. Credit Suisse and its affiliates may have positions (long or short), effect transactions or make markets in securities or financial instruments mentioned herein (or options with respect thereto), or provide advice or loans to, or participate in the underwriting or restructuring of the obligations, issuers of the stocks comprising the applicable index, indices or fund mentioned herein. Credit Suisse is a member of FINRA, NYSE and SIPC. Clients should contact their salespersons at, and execute transactions through, a Credit Suisse entity qualified in their home jurisdiction unless governing law permits otherwise.

This document is a summary of the terms of the securities and factors that you should consider before deciding to invest in the securities. Credit Suisse has filed a registration statement (including pricing supplement, product supplement, underlying supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this offering summary relates. Before you invest, you should read this summary together with the Preliminary Pricing Supplement dated March 11, 2011, Underlying Supplement dated June 24, 2010, Product Supplement No. T-I dated March 25, 2009, Prospectus Supplement dated March 25, 2009 and Prospectus dated March 25, 2009 to understand fully the terms of the securities and other considerations that are important in making a decision about investing in the securities. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Credit Suisse, any agent or any dealer participating in this offering will arrange to send you the pricing supplement, product supplement, underlying supplement, prospectus supplement and prospectus if you so request by calling toll-free 1 (800) 221-1037.

You may access the pricing supplement related to the offering summarized herein on the SEC website at:
http://www.sec.gov/Archives/edgar/data/1053092/000095010311000970/dp21605_424b2-t31.htm

You may access the product supplement, underlying supplement, prospectus supplement and prospectus on the SEC website at www.sec.gov or by clicking on the hyperlinks to each of the respective documents incorporated by reference in the pricing supplement.